EXHIBIT 1
                                                                       ---------

For Immediate Release

                                       WPP
                                       ---

             PRELIMINARY RESULTS FOR THE YEAR ENDED 31 DECEMBER 2004
             --------------------------------------------------------

       Reported billings up over 5% to $35.9 billion ((pound)19.6 billion)
       -------------------------------------------------------------------
       Reported revenue up almost 5% to $7.9 billion ((pound)4.3 billion)
       ------------------------------------------------------------------
                      Constant currency revenue up over 11%
                      -------------------------------------
                        Like-for-like revenue up over 4%
                        --------------------------------
 Headline profits before tax up over 15% to $1,001 million ((pound)546 million)
 ------------------------------------------------------------------------------
                 Operating margin up 1.1 margin points to 14.1%
                 ----------------------------------------------
      Diluted headline earnings per share up over 11% at 59.2(cent) (32.3p)
      ---------------------------------------------------------------------
              Final dividend up 20% to 9.68(cent) (5.28p) per share
              -----------------------------------------------------

New York & London, 25 February 2005 - WPP (NASDAQ: WPPGY) today reported its preliminary results for the year ended 31 December 2004.

o Revenue up almost 5% to $7.878 billion ((pound)4.299 billion) and up over 11% in constant currencies.

o    Like-for-like revenue up over 4%.

o Headline operating profits before tax up almost 14% to $1,113.7 million ((pound)607.7 million) from $977.7 million ((pound)533.5 million) and up over 21% in constant currencies.

o    Operating margin up 1.1 margin points to 14.1% from 13.0%.

o Headline profits before tax up over 15% to $1,001.5 million ((pound)546.5 million) from $867.6 million ((pound)473.4 million) and up almost 23% in constant currencies.

o    Profit before tax up over 30% to $836.6 million ((pound)456.5 million) from
     $641.2  million  ((pound)349.9   million)  and  up  over  41%  in  constant
     currencies.

o Diluted headline earnings per share up over 11% to 59.2(cent) (32.3p) from 53.1(cent) (29.0p) and up over 20% in constant currencies.

o Reported diluted earnings per share up over 37% to 45.8(cent) (25.0p) from 33.4(cent) (18.2p) and up almost 54% in constant currencies.

o Final dividend up 20% to 9.68(cent) (5.28p) per share making a total for the year of 14.26(cent) (7.78p) up 20% over 2003.

o Headline operating margin targets, including Grey, revised upwards to a minimum of 14.3% in 2005 and 14.8% in 2006.

o Average net debt down over $766 million ((pound)400 million) or almost 34% to $1,552 million ((pound)810 million) from $2,341 million ((pound)1,222 million).

o Record estimated net new billings of almost $6.8 billion ((pound)3.8 billion).
In this press release not all of the figures and ratios used are readily available from the unaudited preliminary results included in Appendix I. Where required, details of how these have been arrived at are shown in Appendix IV.

Summary of results
------------------

The Board of WPP Group plc ("WPP") announces the unaudited preliminary results for the year ended 31 December 2004, the Group's nineteenth year. These record results show improved performance, as the Group capitalised on better economic conditions in a quadrennial year across the globe and across all of its communications services.

Turnover was up 5.2% at $35.9 billion ((pound)19.6 billion).

Reportable revenue was up almost 5% to $7.878 billion ((pound)4.299 billion). Revenue including associates is estimated to total $9.682 billion ((pound)5.283 billion). On a constant currency basis, revenue was up over 11% and gross profit up over 12%. Like-for-like revenues, excluding the impact of acquisitions and on a constant currency basis, were up over 4%. Excluding the acquisition of Cordiant Communications Group plc ("Cordiant"), like-for-like revenues were up 5.6%. Like-for-like revenues were up over 2% in the first half of 2004 and up almost 6% in the second half. Sequential quarters in 2004 were up 1.8%, 3.0%, 5.7%, and 5.7%.

Reported operating costs including direct costs (but excluding goodwill amortisation and impairment), rose by over 4% and by almost 11% in constant currency. Like-for-like total operating and direct costs rose over 3%. Reported staff costs, excluding incentives, were up almost 5.0%, with salaries and freelance costs up 5.1%. Incentive payments totalled $294.3 million ((pound)160.6 million) ($239.0 million ((pound)130.4 million) in 2003) or over 22% (almost 21% in 2003) of operating profit before bonuses, taxes and income from associates. Before these incentive payments, operating margins increased by
1.6 margin points to 16.8% from 15.2%. On a reported basis, the Group's staff cost to gross margin ratio rose to 61.4% from 61.1%. Excluding incentives, this ratio fell 0.2 margin points to 57.5% from 57.7%. All these figures exclude share option costs, which amount to approximately 0.6 of a margin point, using the Black Scholes valuation model.

Variable staff costs as a proportion of total staff costs increased during the 1990s, reaching a peak of 12.1% in 2000. The impact of the recession in 2001 and 2002 was to reduce this ratio to 9.2% and variable staff costs as a proportion of revenue to 5.3%. In 2004, following the significant improvement in pre-bonus operating profit, incentives increased and variable staff costs as a proportion of staff costs rose to 12.2%, higher than the previous maximum achieved in 2000, with variable staff costs as a proportion of revenues rising to another peak of 7.1%. Non-staff costs fell as a proportion of revenues, from 24.6% to 23.4%, partly reflecting a reduction in the Group's property costs following actions taken in 2003 and a reduction in IT costs.

The number of people in the Group averaged 57,788 against 51,604 in 2003, an increase of 12.0%. On a like-for-like basis, average headcount was up marginally to 57,788 from 57,623, an increase of 0.3%. At the end of 2004, staff numbers were 59,932 compared with 57,478 at the end of 2003 on a pro-forma basis, an increase of 4.3%.

Net interest payable and similar charges (including a charge of $17.4 million ((pound)9.5 million) for FRS17) fell to $129.6 million ((pound)70.7 million) from $131.2 million ((pound)71.6 million), principally reflecting improved average net debt levels, largely offset by higher interest rates. Headline interest cover remains at a level of over eight times and at almost ten times, excluding the FRS17 charge.

Headline operating profit or profit pre-goodwill and impairment, interest, tax, investment gains and write-downs was up 13.9% to $1,113.7 million ((pound)607.7 million) from $977.7 million ((pound)533.5 million) and up over 21% in constant currencies. Headline profit before tax or profit pre-goodwill, impairment and tax was up over 15% to $1,001.5 million ((pound)546.5 million) from $867.6 million ((pound)473.4 million). Reported headline operating margin (including income from associates) increased to 14.1% from 13.0%. Reported profit before interest, tax, investment gains and write-downs was up over 25% to $969.8 million ((pound)529.2 million) from $772.4 million ((pound)421.5 million) and on a constant currency basis, was up over 35% reflecting the weakness of the United States dollar. However, moving down the income statement, this adverse currency impact was partly hedged by the effect of dollar denominated operating expenses and interest costs, particularly at the profit before tax level.

The Group's tax rate on headline profits was 25.7%, a similar level to the previous year, reflecting the continuing positive impact of the Group's tax planning initiatives.

Diluted headline earnings per share were up over 11% at 59.2(cent) (32.3p). In constant currency, earnings per share on the same basis were up over 20%.

In 2003, $145 million ((pound)79 million) was taken as an impairment charge primarily reflecting accelerated amortisation of goodwill on first generation businesses which suffered in the recession. Although 2004 was a stronger year than 2003, some first generation businesses, continued to suffer and an impairment charge reflecting accelerated amortisation of goodwill of $66 million ((pound)36 million) has been taken.

As a result, profit before tax rose over 30% to $836.6 million ((pound)456.5 million) and diluted earnings per share rose by over 37% to 45.8(cent) (25.0p).

The Board recommends an increase of 20% in the final dividend to 9.68(cent) (5.28p) per share, making a total of 14.26(cent) (7.78p) per share for 2004, a 20% increase over 2003. The record date for this dividend is 3 June 2005, payable on 4 July 2005. The dividend for 2004 is 4.2 times covered by headline earnings.

Further details of WPP's financial performance are provided in Appendix I (in sterling) and Appendix II (in euros).

WPP will be required to charge the fair value of stock-based compensation (including share options) to its income statement from 2005. To illustrate the impact of this change, which arises from the implementation of FRS 20 (IFRS 2) Share-based Payment, Appendix III shows a pro forma unaudited income statement for 2004 prepared on the basis of applying the principles of the new accounting standard. The resulting charge has been calculated using a Black Scholes valuation model and applying it to the relevant share incentive schemes on a fully retrospective basis, so the 2004 charge arises from grants in 2004 and prior years, fully expensed over the appropriate vesting period.

Review of operations
--------------------

The Group's financial performance in the year more than mirrored the continuing improvement in economic conditions across the globe, with even the weakest region, Western Europe, picking up in the second half.

2004 reflected the positive impact of quadrennial factors such as the United States Presidential Election, political advertising in the United States pushing up media rates, the Athens Olympics and the European Football Championships. 2004 also marked a switch in client focus to top-line growth, as corporate profitability, margins and liquidity improved significantly, following cost management in the recession of 2001-2003. Corporate profitability is at historically high levels on both sides of the Atlantic. This resulted in unprecedented levels of new business activity, which have continued into 2005.

Network television price inflation and declining audiences, fragmentation of traditional media and rapid development of new technologies continued to drive experimentation by our clients in new media and non-traditional alternatives. 1998 was really the first year when WPP's marketing services activities represented over 50% of Group revenue. In 2004 these activities represented almost 54% of Group revenue. In addition, in 2004, our narrowly defined internet-related revenue was almost $400 million or over 5% of our worldwide reported revenue. This is in line with over 5% for on-line media's share of total advertising spend in the United States and approximately 4% share worldwide. The new media continue to build their share of client spending.

Revenue and operating profit by region
--------------------------------------

The pattern of revenue growth differed regionally. The table below gives details of revenue and revenue growth (on a constant currency basis including the impact of acquisitions) by region for 2004 as well as proportions of operating profits:

                                                                                           |---------------------|
Region                        Revenue as a %       Revenue          Operating profit as    | Revenue* including  |
------                        --------------       -------          -------------------    | ------------------  |
                              of Total Group     growth % +/(-)     as a % of Total Group  | 100% of associates  |
                              --------------     -----------        ---------------------  | ------------------  |
                                                    04/03                                  |  as a % of Total    |
                                                    -----                                  |  ---------------    |
                                                                                           |       Group         |
                                                                                           |       -----         |
                                                                                           |                     |
North America                       38.7            + 9.7                   43.8           |        32.3         |
United Kingdom                      16.8            + 9.6                   13.1           |        15.7         |
Continental Europe                  26.1            + 7.6                   22.9           |        26.4         |
Asia Pacific, Latin                                                                        |                     |
America, Africa & the                                                                      |                     |
Middle East                         18.4            +23.7                   20.2           |        25.6         |
                                   -----           ------                  -----           |       -----         |
Total Group                        100.0           + 11.4                  100.0           |       100.0         |
                                                                                           |---------------------|

*    Estimated

As can be seen, all regions showed revenue growth in 2004, with Asia Pacific, Latin America, Africa and the Middle East growing fastest and crossing $1 billion of annual revenues for the second time. Including 100% of associates' revenue these regions represent over 25% of total revenues. The acquisition of Grey Global Group ("Grey") will add a further $150 million of revenues in these areas.

A record estimated net new billings of $6.829 billion ((pound)3.794 billion) were won last year, reflecting in part exceptionally strong media investment management new business wins in the final quarter of 2004, which alone amounted to almost $3.2 billion. The Group was ranked number one for net new billings in all the major new business tables for 2004.

Revenue and operating profit by communications services sector and brand
------------------------------------------------------------------------

The pattern of revenue growth also varied by communications services sector and brand.

The table below gives details of revenue and revenue growth by communications services sector for 2004 (on a constant currency basis including the impact of acquisitions) as well as proportions of operating profits:

                                                                                                        |---------------------|
Communications services         Revenue as a %          Revenue growth          Operating profit as     | Revenue(1) including|
-----------------------         --------------          --------------          -------------------     |---------------------|
                                of Total Group          % +/(-) 04/03           a % of Total Group      |  100% of associates |
                                --------------          -------------           ------------------      |  ------------------ |
                                                                                                        |    as a % of Total  |
                                                                                                        |    ---------------  |
                                                                                                        |           Group     |
                                                                                                        |           -----     |
Advertising, Media                                                                                      |                     |
Investment Management(2)             46.1                   +10.8                       52.5            |            47.3     |
Information, Insight &                                                                                  |                     |
Consultancy                          17.3                   +11.5                       12.1            |            16.0     |
Public Relations & Public                                                                               |                     |
Affairs(2)                           10.4                    +6.5                       10.3            |             9.8     |
Branding & Identity,                                                                                    |                     |
Healthcare & Specialist                                                                                 |                     |
Communications                       26.2                   +14.6                       25.1            |            26.9     |
                                    -----                   -----                      -----            |           -----     |
Total Group                         100.0                    11.4                      100.0            |           100.0     |
                                    -----                   -----                      -----            |           -----     |
                                                                                                        |---------------------|

(1)  Estimated

(2) In 2004, certain public relations revenue which historically was included in Advertising, Media Investment Management has been moved into Public Relations and Public Affairs. As a result, the comparative figures for both Advertising, Media Investment Management and Public Relations and Public Affairs have been restated to reflect this change.

Our media investment management businesses started to improve in October 2002, and then significantly from April 2003. This growth continued for the remainder of 2003 and escalated during 2004, primarily driven by the strong new business wins, in turn driven by client consolidation. Advertising has followed this trend, but less strongly. Information, insight and consultancy continued the strong growth seen in the first half. Branding and identity, healthcare and specialist communications rebounded with healthcare and direct, internet and interactive (a part of specialist communications), growing particularly strongly. Public relations and public affairs, which was more affected by the recession, has recovered well and has now had five consecutive quarters of revenue growth.

Advertising and Media Investment Management
-------------------------------------------

In constant currencies, advertising and media and investment management revenue grew by 10.8%. Like-for-like revenue growth was well over 3%. Excluding the impact of the acquisition of Cordiant, like-for-like growth was almost 6%. The combined operating margin of this sector was over 16%.

In 2004, Ogilvy & Mather Worldwide generated estimated net new billings of $276 million ((pound)153 million), JWT $421 million ((pound)234 million), Y&R Advertising $134 million ((pound)74 million) and Red Cell, $111 million ((pound)62 million).

Also in 2004, MindShare and Mediaedge:cia generated estimated net new billings of $5.005 billion ((pound)2.781 billion).

Information, Insight and Consultancy
------------------------------------

Information, insight and consultancy seems to have been the most recession resistant communications service in the Group. In 2004, on a constant currency basis revenues grew over 11%. Like-for-like revenues were up over 4%. The difficulties at the Group's call centre operations in the United States have now been overcome, with significant improvement in 2004. Overall margins improved by
2.7 margin points to almost 10%.

Strong performances were recorded by Millward Brown (in the United States, Greenfield Consulting Group and MaPs in the United States, Sadek Wynberg and Precis in the United Kingdom, IMS in Ireland, Ulster, Italy, Germany, China, Firefly in Thailand, Australia and Mexico); BMRB International in the United Kingdom, KMR Group, AGB, Research International (in the United States, Simon Godfrey in the United Kingdom, Germany, Greece, France, the Netherlands, Spain, SIFO in Sweden, Thailand, Singapore, Hong Kong and Indonesia); Lightspeed Research, Da Vinci in the United States, icon/DRI, Glendinning in the United Kingdom, Added Value/icon in France and pFour.

Public Relations and Public Affairs
-----------------------------------

Public relations and public affairs continued its recovery first seen in the last quarter of 2003, with constant currency growth of over 6% and like-for-like growth of over 3%. Particularly strong were Cohn & Wolfe, Ogilvy Public Relations Worldwide, Burson-Marsteller, Penn Schoen & Berland, Finsbury and Buchanan.

Operating margins continued to improve and now exceed 14%, an improvement of over 1 margin point.

Branding and Identity, Healthcare and Specialist Communications
---------------------------------------------------------------

The Group's branding and identity, healthcare and specialist communications revenues rose by over 14%. Like-for-like revenues rose by over 5%. Operating margins were up 0.9 margin points. The Group's healthcare and direct, internet and interactive businesses showed particularly strong revenue growth.

Several companies performed particularly well:

          o in branding and identity - Landor Associates in New York, Cincinnati, the United Kingdom, Dubai, Mexico, Japan and Hong Kong; Enterprise IG New York and WalkerGroup in the United States, Addison Corporate Marketing and Warwicks in the United Kingdom; Fitch in Columbus and Phoenix in the United States and the United Kingdom, including Pci:Live; The Partners in the United Kingdom

          o in healthcare - CommonHealth in the United States; Sudler & Hennessey in the United States including HealthAnswers Education, and in Australia

          o in promotion and direct marketing - OgilvyOne (in New York, Minneapolis and Eicoff in the United States, the United Kingdom, Sweden, the Netherlands and Austria, Concept in Germany, Italy, the Czech Republic, Mexico); 141 Worldwide in the United States, the United Kingdom, Italy, Mexico; Wunderman (in Detroit/Irvine and Chicago in the United States, Burrows and the Automotive Group in the United Kingdom, Germany, Switzerland, the
               Netherlands, Portugal, Belgium, Greece, Brazil, Mexico and Australia)

          o specialist marketing resources - VML, Einson Freeman and Pace in the United States and EWA, Mando Brand Assurance, Metro, PRISM, Premiere Sponsorship Marketing and Headcount in the United Kingdom.

Manufacturing
-------------

Revenues  and  profits  at  the  Group's   manufacturing   division   were  down
significantly in 2004.

Balance sheet and cash flow
---------------------------

An unaudited summary of the Group's consolidated balance sheet as at 31 December 2004 is attached in Appendix I (in sterling) and in Appendix II (in euros). As at 31 December 2004, the Group's net debt fell by $119 million ((pound)62 million) to $575 million ((pound)300 million) compared with $694 million ((pound)362 million) at 31 December 2003 (estimated at the same figure of $694 million ((pound)362 million) on the basis of 2004 year end exchange rates).

Net debt averaged $1,552 million ((pound)810 million) in 2004, down $789 million ((pound)412 million) against $2,341 million ((pound)1,222 million) in 2003 (down $619 million ((pound)323 million) at 2004 exchange rates). These net debt figures compare with a current equity market capitalisation of approximately $13.4 billion ((pound)7.0 billion), giving a total enterprise value of approximately $14.9 billion ((pound)7.8 billion).

Cash flow strengthened as a result of improved working capital management and cash flow from operations. In 2004, operating profit before goodwill amortisation and impairment was $1,026 million ((pound)560 million), capital expenditure $176 million ((pound)96 million), depreciation $189 million ((pound)103 million), tax paid $185 million ((pound)101 million), interest and similar charges paid $134 million ((pound)73 million) and other net cash inflows of $101 million ((pound)55 million). Free cash flow available for debt repayment, acquisitions, share buybacks and dividends was therefore $821 million ((pound)448 million). This free cash flow was partially absorbed by $400 million ((pound)218 million) in net acquisition payments and investments, share repurchases and cancellations of $163 million ((pound)89 million) and dividends of $150 million ((pound)82 million). The Company more than met its stated objective of more than covering acquisition payments and share repurchases and cancellations from free cash flow, even after including dividends. A summarised unaudited consolidated cash flow statement is included in Appendix I.

In the first seven weeks of 2005 up until 15 February, the last date for which information is available prior to this announcement, net debt averaged $795 million ((pound)415 million) down $611 million ((pound)319 million) versus $1,406 million ((pound)734 million) for the same period last year at 2005 exchange rates. In January 2005 the $288m 3% convertible bond issued by Y&R in 2000 was redeemed at par from existing resources, resulting in the expiry of the associated conversion rights into 16.3 million WPP shares.

Your Board continues to examine ways of deploying its substantial cash flow of almost $916 million ((pound)500 million) per annum to enhance share owner value. As necessary capital expenditure is expected to remain equal to or less than the depreciation charge in the long-term, the Company has concentrated on examining potential acquisitions and on returning excess capital to share owners in the form of dividends or share buy-backs.

In 2004 the Group increased its equity interests, at a combined net initial cost of $216 million ((pound)113 million) in cash, in advertising and media investment management in Canada, Denmark, France, Germany, the Netherlands, Italy, Sweden, Poland, South Africa, China, Japan, India, South Korea, Indonesia and Chile; in information, insight and consultancy in the United States, Hungary, and in television audience measurement in seventeen countries through an increased investment in Italy; in public relations and public affairs in the United States and the United Kingdom; in healthcare in the Netherlands; and in branding and identity in the United States and Australia.

Last year, 13.4 million ordinary shares or 1.1% of the share capital were repurchased at a total cost of $135.1 million ((pound)73.7 million) and average price of 1,008(cent) (550p).

As noted above, your Board has decided to increase the final dividend by 20% to 9.68(cent) (5.28p) per share, taking the full year dividend to 14.26(cent) (7.78p) per share which is 4.2 times covered, at the headline earnings level. In addition, as the return on capital criteria for investing in cash acquisitions have been raised, particularly in the United States, the Company will continue to commit to repurchasing up to 2% of its share base in the open market at an approximate cost of $275 million ((pound)150 million), when market conditions are appropriate. Such annual rolling share repurchases are believed to have a more significant impact in improving share owner value than sporadic buy-backs.

Developments in 2004
--------------------

Including associates, the Group pre the acquisition of Grey Global Group ("Grey") had over 75,000 full-time people in over 1,400 offices in 106 countries at the year end. It services over 300 of the Fortune Global 500 companies, over one-half of Nasdaq 100, over 30 of the Fortune e-50, and approximately 333 national or multi-national clients in three or more disciplines. More than 130 clients are served in four disciplines and these clients account for over 50% of Group revenues. The Group also works with over 100 clients in six or more countries.

These statistics reflect the increasing opportunities for developing client relationships between activities nationally, internationally and by function. The Group estimates that over 35% of new assignments in the year were generated through the joint development of opportunities by two or more Group companies. New integration mechanisms, sensitive to global and local opportunities, including WPP global client leaders and country managers, continue to be developed. There is an increasing number of major client creative and integration opportunities at a Group level.

The acquisition of Grey is subject to Grey share owner approval, to be held on 3 March and will be consolidated from the completion date of 7 March.

Future prospects
----------------

The world economy continued to grow in 2004, after the pickup in 2003, driven by the United States, Asia Pacific, Latin America, the Middle East, Russia and the CIS countries. As a result, your Company has performed at record levels. Whilst like-for-like revenues have grown beyond market expectations, like-for-like average headcount has remained almost constant, up only 0.3%.

Following this productivity improvement, the Group's margins at both the pre- and post- incentive levels have improved significantly. In addition, given improved levels of operating profit and margin, incentive pools and variable staff costs have now been re-built, after being diminished by the recession. This will improve operational gearing and flexibility in 2005 and beyond.

The task of improving property utilisation continues to be a priority with a portfolio of approximately 14.5 million square feet worldwide. In December 2002, establishment cost as a percentage of revenue was 8.4%, with a goal of reducing this ratio to 7% in the medium term. At the end of 2003 the establishment cost to revenue ratio reduced to 7.9% and by December 2004 this ratio improved further to 7.6%, driven by better utilisation and higher revenues. There should be further opportunities to improve utilisation in the future, as we integrate
2.8 million square feet of property within Grey into the portfolio.

As usual our budgets for 2005 have been prepared on a conservative basis, largely excluding new business, particularly in advertising and media investment management. They predict improvements in like-for-like revenues in the range of 3-4%, with balanced growth in the first and second half of the year. They also indicate similar growth for both advertising and marketing services revenues. We only have actual data for January in 2005, and this shows revenue well above last year, with like-for-like revenues up 6%. Estimated net new business billings so far in 2005 were very strong with over $600 million (including Grey) of net wins according to trade publications.

Worldwide economic conditions are set to continue to improve in 2005 - the only economic worry being whether twin deficits, commodity price inflation and the weak dollar might destabilise the United States economy. This year's prospects, therefore, look okay, with worldwide advertising and marketing services spending set to rise by at least 2-3% with your company expected to grow at 3-4% and therefore increasing share. Although growth in the world economy continues to be led by Asia Pacific, Latin America, Africa and the Middle East, Russia and the CIS countries, even Western Europe looks set to continue the improvement seen in the second half of 2004, the United Kingdom especially so, given the imminent general election.

2006 should benefit from the mini-quadrennial impact of the mid-term United States Congressional elections, the FIFA World Cup and the Torino Winter Olympics.

2007 should also benefit from the build-up to the United States Presidential Elections and the Beijing Olympics in 2008, which, as a maxi-quadrennial year, should be a very strong one, buoyed by those events plus heavy United States political advertising and the European Football Championships.

In the short-term, growth in advertising and marketing services expenditure may remain in low to medium single digit territory, given the low inflationary environment, concentrating distribution and consequent lack of pricing power. In this climate, procurement pressure continues and the increasing proportion of fee remuneration dampens revenue growth on cyclical upturns (and moderates on downturns). However, there continues to be significant opportunities in the area of outsourcing clients' marketing activities, consolidating client budgets and capitalising on competitive weaknesses. In addition, spending amongst the packaged goods, pharmaceutical, oil and energy, government (the government is the largest advertiser in the UK market) and price-value retail sectors, which remained relatively resilient in the recession of 2001 and 2002, have been buttressed by increased activity in previously recession-affected sectors like technology, financial services, media and entertainment and tele-communications.

In the long-term, the outlook appears very favourable. Overcapacity of production in most sectors and the shortage of human capital, the developments in new technologies and media, the growth in importance of internal communications, the continued strength of the United States economy and the need to influence distribution, underpin the need for our clients to continue to differentiate their products and services both tangibly and intangibly. Moreover, the growth of the BRICs (Brazil, Russia, India and China) economies, will add significant opportunities in Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe. Advertising and marketing services expenditure as a proportion of gross national products should resume its growth and bust through the cyclical high established in 2000.

Given these short-term and long-term trends, your Company has three strategic priorities. In the short-term, having weathered the recession, to capitalise on the 2004 up-turn; in the medium-term, to continue to integrate successfully the mergers with Y&R and Grey; and finally, in the long-term, to continue to develop its businesses in the faster-growing geographical areas of Asia Pacific, Latin America, Africa and the Middle East, and Central and Eastern Europe and in the faster-growing functional areas of marketing services, particularly direct, internet, interactive and market research.

Incentive plans for 2005 will again focus more on operating profit growth than historically, in order to stimulate top-line growth, although objectives will continue to include operating margin improvement, improvement in staff costs to revenue ratios and qualitative Group objectives, including co-ordination, talent management and succession planning.

In these circumstances, there is no reason to believe that the Group cannot improve upon the revised objective set after the announcement of the acquisition of Grey of achieving margins of 14.0% in 2005 and 14.5% in 2006. Your Board now believes that the Group can improve its operating margins to a minimum of 14.3% this year, and 14.8% in 2006, including Grey. Budgets for 2005 include this operating margin objective. Neither is there any reason why operating margins could not be improved beyond this level by continued focus on revenue growth and careful husbandry of costs. Our ultimate objective continues to be to achieve a 20% margin over a period of time and to improve the return on capital employed.

Increasingly, WPP is concentrating on its mission of the "management of the imagination", and ensuring it is a big company with the heart and mind of a small one. To aid the achievement of this objective and to develop the benefits of membership in the Group for both clients and our people, the parent company continues to develop its activities in the areas of human resources, property, procurement, information technology and practice development. Ten practice areas which span all our brands have been developed initially in media investment management, healthcare, privatisation, new technologies, new faster growing markets, internal communications, retailing, entertainment and media, financial services and hi-tech and telecommunications.

Beyond the Numbers
------------------

An announcement of this kind contains a bewildering number of numbers. Those numbers are there because they have to be there - and on this occasion, they are almost universally positive. It has been a very good year.

But numbers, while telling an important truth, can sometimes disguise the true dynamic of a company. In the case of WPP, that dynamic is our people. Every piece of advice we give, every project we undertake, every advertisement we make, every design we complete, every idea we have: they are all hand made. No two are alike. Each springs from the brain, the experience, the skill and the imagination of WPP company professionals. The word creative is usually reserved for advertising and design; for words and pictures. But every single one of the tens of thousands of hand made ideas we produced last year - across all companies, all disciplines and all nations - had creativity as a core ingredient. That is what our clients look for - and that, in gratifying quantities, is what they bought from us in 2004.

Emerging from some thirty six months of unrelenting economic battering, our people seized the new opportunities and made the most of them. That all our numbers look so good is entirely due to their unswerving commitment and enviable inventiveness. We thank them all.

2004 was a very good year. 2005 will mark WPP's 20th birthday; and it should be an even better one.

Further information:

Sir Martin Sorrell      )
Paul Richardson         )       (44) 207 408 2204
Feona McEwan            )
Fran Butera                     (1) 212 632 2235

Share owner web-site - www.wppinvestor.com


This press release may contain forward-looking statements within the meaning of the federal securities laws. These statements are subject to risks and uncertainties that could cause actual results to differ materially including adjustments arising from the annual audit by management and the company's independent auditors. For further information on factors which could impact the company and the statements contained herein, please refer to public filings by the company with the Securities and Exchange Commission. The statements in this press release should be considered in light of these risks and uncertainties.

Appendix I

                                  WPP GROUP PLC

             Preliminary results for the year ended 31 December 2004
      Unaudited preliminary consolidated profit & loss account for the year ended 31 December 2004


                                                                                                                        Constant
                                                                  Notes           2004             2003                Currency(3)
----------------------------------------------------------------------------------------------------------------------------------
                                                                              (pound)m         (pound)m       +/(-)%      +/(-)%
 Turnover (gross billings)                                                    19,598.0         18,621.3         5.2        12.0
 Cost of sales                                                               (15,298.5)       (14,515.3)       (5.4)      (12.2)
----------------------------------------------------------------------------------------------------------------------------------
 Revenue                                                              4        4,299.5          4,106.0         4.7        11.4
 Direct costs                                                                   (225.1)          (237.1)        5.1         1.0
----------------------------------------------------------------------------------------------------------------------------------
 Gross profit                                                                  4,074.4          3,868.9         5.3        12.2

----------------------------------------------------------------------------------------------------------------------------------
|Operating costs excluding goodwill amortisation and
|impairment                                                                   (3,514.8)        (3,375.9)       (4.1)      (10.9)
|Goodwill amortisation and impairment - subsidiaries                 11          (75.0)           (77.7)        3.5         3.5
----------------------------------------------------------------------------------------------------------------------------------
 Operating costs                                                              (3,589.8)        (3,453.6)       (3.9)      (10.6)
----------------------------------------------------------------------------------------------------------------------------------
 Operating profit                                                                484.6            415.3        16.7        25.8
 Income from associates                                                           48.1             40.5        18.8        23.5
 Goodwill amortisation and impairment  - associates                  11           (3.5)           (34.3)       89.8        89.8
----------------------------------------------------------------------------------------------------------------------------------
 Profit on ordinary activities before interest, taxation and
 fixed asset gains and write-downs                                               529.2            421.5        25.6        35.6

 Profits on disposal of fixed assets                                  5            3.0                -           -           -
 Amounts written off fixed asset investments                         11           (5.0)               -           -           -
----------------------------------------------------------------------------------------------------------------------------------
|Net interest payable and similar charges on net borrowings                      (61.2)           (60.1)       (1.8)       (6.9)
|Net interest charges on defined benefit pension schemes                          (9.5)           (11.5)       17.4         9.7
----------------------------------------------------------------------------------------------------------------------------------
 Net interest payable and similar charges                                        (70.7)           (71.6)        1.3        (4.3)
----------------------------------------------------------------------------------------------------------------------------------
 Profit on ordinary activities before taxation                                   456.5            349.9        30.5        41.6

 Taxation on profit on ordinary activities                            6         (140.2)          (122.1)      (14.8)      (18.6)
----------------------------------------------------------------------------------------------------------------------------------
 Profit on ordinary activities after taxation                                    316.3            227.8        38.8        54.8

 Minority interests                                                              (24.0)           (19.4)      (23.7)      (30.5)
----------------------------------------------------------------------------------------------------------------------------------
 Profit attributable to ordinary share owners                                    292.3            208.4        40.3        57.2

 Ordinary dividends                                                   7          (92.0)           (76.8)       19.8        19.8
----------------------------------------------------------------------------------------------------------------------------------
 Retained profit for the year                                                    200.3            131.6        52.2        83.0
----------------------------------------------------------------------------------------------------------------------------------

 Headline PBIT(1)                                                      4         607.7            533.5        13.9        21.1
 Headline PBIT(1) margin                                                          14.1%            13.0%
 Headline PBT(1)                                                                 546.5            473.4        15.4        22.9
----------------------------------------------------------------------------------------------------------------------------------

 Headline earnings per share(2)
 Basic earnings per ordinary share                                    8           33.6p            29.8p       12.8        21.8
 Diluted earnings per ordinary share                                  8           32.3p            29.0p       11.4        20.2
----------------------------------------------------------------------------------------------------------------------------------

 Standard earnings per share
 Basic earnings per ordinary share                                    8           25.7p            18.7p       37.4        54.3
 Diluted earnings per ordinary share                                  8           25.0p            18.2p       37.4        53.7
==================================================================================================================================

(1) Headline PBIT: Profit on ordinary activities before interest, taxation, goodwill amortisation and impairment and fixed asset gains and write-downs. Headline PBT: Profit on ordinary activities before taxation, goodwill amortisation and impairment, fixed asset gains and write-downs and net interest charges on defined benefit pension schemes. The calculations of Headline PBIT and Headline PBT are presented in Appendix IV.
(2) Headline earnings per ordinary share excludes goodwill amortisation and impairment, fixed asset gains and write-downs and net interest charges on defined benefit pension schemes. The calculation of Headline earnings is presented in Appendix IV.
(3)  Constant currency is defined in Appendix IV

                                  WPP GROUP PLC

             Unaudited preliminary consolidated cash flow statement
                       for the year ended 31 December 2004

                                                                                                            2003
                                                                     Notes         2004              Restated(1)
----------------------------------------------------------------------------------------------------------------
                                                                               (pound)m                 (pound)m
Operating profit                                                                  484.6                    415.3
Depreciation                                                                      103.4                    127.5
Goodwill amortisation and impairment charges - subsidiaries                        75.0                     77.7
Movements in working capital and provisions                                        27.0                    321.5
----------------------------------------------------------------------------------------------------------------
Net cash inflow from operating activities                                         690.0                    942.0
Dividends received from associates                                                 18.5                     15.6
Returns on investments and servicing of finance                                   (73.3)                   (38.3)
United Kingdom and overseas tax paid                                             (101.3)                   (93.6)
Capital expenditure and financial investment                             9        (86.3)                   (85.2)
Acquisitions and disposals                                               9       (208.9)                  (344.5)
Equity dividends paid                                                             (81.7)                   (67.0)
----------------------------------------------------------------------------------------------------------------
Net cash inflow before management of liquid resources
and financing                                                                     157.0                    329.0
Management of liquid resources                                                    157.8                   (211.4)
Net cash inflow from financing                                           9         52.8                    116.8
----------------------------------------------------------------------------------------------------------------
Increase in cash and overdrafts for the year                                      367.6                    234.4
Translation difference                                                            (44.6)                   (19.3)
Balance of cash and overdrafts at beginning of year                               716.0                    500.9
----------------------------------------------------------------------------------------------------------------
Balance of cash and overdrafts at end of year                                   1,039.0                    716.0
----------------------------------------------------------------------------------------------------------------

Reconciliation of net cash flow to movement in net debt:
Increase in cash and overdrafts for the year                                      367.6                    234.4
Cash (inflow)/ outflow from increase in liquid resources                         (157.8)                   211.4
Cash inflow from increase in debt financing                                      (124.2)                   (24.3)
Debt acquired                                                                      (9.6)                     -
Other movements                                                                    (8.2)                    (9.4)
Translation difference                                                             (6.7)                   (50.9)
----------------------------------------------------------------------------------------------------------------
Movement of net debt in the year                                                   61.1                    361.2
Net debt at beginning of year                                                    (361.5)                  (722.7)
----------------------------------------------------------------------------------------------------------------
Net debt at end of year                                                 10       (300.4)                  (361.5)
================================================================================================================

(1)  Restated on implementation of UITF 38 (Accounting for ESOP Trusts).

     Unaudited preliminary consolidated statement of total recognised gains and losses for the year ended 31 December 2004

                                                                                     2004                    2003
-----------------------------------------------------------------------------------------------------------------
                                                                                 (pound)m                (pound)m
Profit for the year                                                                 292.3                   208.4
Exchange adjustments on foreign currency net investments                             52.1                    74.8
Actuarial (loss)/gain on defined benefit pension schemes in
accordance with FRS17 (Retirement Benefits)                                         (18.2)                   14.0
Deferred tax on defined benefit pension schemes                                       3.3                    10.0
-----------------------------------------------------------------------------------------------------------------
Total recognised gains and losses relating to the year                              329.5                   307.2
=================================================================================================================

                                  WPP GROUP PLC

                Unaudited preliminary consolidated balance sheet
                             as at 31 December 2004

                                                                                                            2003
                                                                     Notes         2004              Restated(1)
-----------------------------------------------------------------------------------------------------------------
                                                                               (pound)m                 (pound)m
Fixed assets
Intangible assets:
      Corporate brands                                                            950.0                    950.0
      Goodwill                                                                  4,845.7                  4,710.3
Tangible assets                                                                   333.8                    344.6
Investments                                                                       389.3                    381.5
-----------------------------------------------------------------------------------------------------------------
                                                                                6,518.8                  6,386.4
Current assets
Stocks and work in progress                                                       220.6                    269.6
Debtors                                                              12         2,677.6                  2,394.5
Trade debtors within working capital facility:
      Gross debts                                                                 545.7                    507.5
      Non-returnable proceeds                                                    (261.0)                  (280.4)
                                                                                 -------                  -------
                                                                                  284.7                    227.1
Current asset investments
(short-term bank and escrow deposits)                                             244.0                    401.8

Cash at bank and in hand                                                        1,372.0                  1,018.1
-----------------------------------------------------------------------------------------------------------------
                                                                                4,798.9                  4,311.1
Creditors:  amounts falling due within one year                      13        (5,220.0)                (4,902.0)
-----------------------------------------------------------------------------------------------------------------
Net current liabilities                                                          (421.1)                  (590.9)
-----------------------------------------------------------------------------------------------------------------
Total assets less current liabilities                                           6,097.7                  5,795.5
Creditors: amounts falling due after more than one year
(including convertible bonds)                                        14        (1,852.6)                (1,691.1)
Provisions for liabilities and charges                                            (91.2)                   (99.7)
-----------------------------------------------------------------------------------------------------------------
Net assets excluding pension provision                                          4,153.9                  4,004.7
Pension provision                                                                (187.8)                  (188.9)
-----------------------------------------------------------------------------------------------------------------
Net assets including pension provision                                          3,966.1                  3,815.8
=================================================================================================================

Capital and reserves
Called up share capital                                                           118.5                    118.7
Share premium account                                                           1,002.2                    955.3
Shares to be issued                                                                49.9                    130.0
Merger reserve                                                                  2,920.6                  2,921.0
Other reserves                                                                   (125.5)                  (178.9)
Own shares2                                                                      (277.7)                  (307.8)
Profit and loss account                                                           226.5                    129.4
-----------------------------------------------------------------------------------------------------------------
Equity share owners' funds                                           16         3,914.5                  3,767.7
Minority interests                                                                 51.6                     48.1
-----------------------------------------------------------------------------------------------------------------
Total capital employed                                                          3,966.1                  3,815.8
=================================================================================================================

(1)  Restated on implementation of UITF 38 (Accounting for ESOP Trusts).
(2)  Investments in own shares held by the ESOP Trusts.

                                  WPP GROUP PLC

                Notes to the unaudited preliminary consolidated
                       financial statements (Notes 1-16)

1.   Basis of accounting
The unaudited preliminary consolidated financial statements are prepared under the historical cost convention.

2.   Accounting policies
The unaudited preliminary consolidated financial statements comply with relevant accounting standards and have been prepared using the accounting policies set out on pages 112 to 114 of the Group's 2003 Annual Report and Accounts. No changes have been made to the accounting policies since this time other than the adoption of UITF 38 (Accounting for ESOP Trusts).

UITF 38 requires the classification of the cost of shares held by the Group's ESOP trusts as a deduction from share owners' funds; previously these were shown within fixed asset investments. Additionally, UITF 38 has changed the method of calculating the charge to the profit and loss account arising from certain of the Group's incentive plans, satisfied by the award of shares in the Group from one of the ESOPs. Previously, this charge was based on the cash cost to the Group of acquiring these shares in the open market, to be subsequently delivered to individuals on satisfactory completion of the performance criteria relating to the award. Under UITF 38, this charge should be based upon the intrinsic value (market value) of the shares at grant date.

Following the implementation of UITF 38, the Group has restated its balance sheet and cash flow statement for the year ended 31 December 2003 and preceding periods. There was no material impact on the profit and loss account for the year ended 31 December 2003.

The policies set out in the 2003 Annual Report and Accounts are in accordance with applicable accounting standards in the United Kingdom (UK GAAP).

Statutory Information
The financial information for the years ended 31 December 2004 or 2003 does not constitute the company's statutory accounts. The financial information for the year ended 31 December 2003 is derived from the statutory accounts for that year which have been delivered to the Registrar of Companies. The auditors reported on those accounts; their report was unqualified and did not contain a statement under s237 (2) or (3) Companies Act 1985. The statutory accounts for the year ended 31 December 2004 will be finalised on the basis of the financial information presented by the directors in this unaudited preliminary announcement and will be delivered to the Registrar of Companies following the company's annual general meeting. The audit report for the year ended 31 December 2004 has yet to be signed.

The preliminary announcement was approved by the board of directors on 24 February 2005.

3.   Currency conversion
The 2004 unaudited preliminary consolidated profit and loss account is prepared using, among other currencies, an average exchange rate of US$1.8326 to the pound (2003: US$1.6356). The unaudited preliminary consolidated balance sheet as at 31 December 2004 has been prepared using the exchange rate on that day of US$1.9158 to the pound (2003: US$1.7833).

The unaudited preliminary consolidated profit and loss account and balance sheet are presented in euros in Appendix II for illustrative purposes. The unaudited preliminary consolidated profit and loss account has been prepared using the average exchange rate for the year ended 31 December 2004 of (euro)1.4739 to the pound (year ended 31 December 2003: (euro)1.4450). The unaudited preliminary consolidated balance sheet at 31 December 2004 has been prepared using the exchange rate on 31 December 2004 of (euro)1.4133 to the pound (31 December 2003: (euro)1.4198).

The basis for calculating the constant currency percentage changes, shown on the face of the unaudited preliminary consolidated profit and loss account, is presented in Appendix IV.

                                  WPP GROUP PLC

4.   Segmental analysis

Reported contributions by geographical area were as follows:

                                                                                             2004             2003        +/(-)%
--------------------------------------------------------------------------------------------------------------------------------
                                                                                         (pound)m         (pound)m
Revenue
North America                                                                             1,651.9          1,678.7         (1.6)
United Kingdom                                                                              728.5            664.9          9.6
Continental Europe                                                                        1,134.8          1,079.4          5.1
Asia Pacific, Latin America, Africa & Middle East                                           784.3            683.0         14.8
--------------------------------------------------------------------------------------------------------------------------------
                                                                                          4,299.5          4,106.0          4.7
--------------------------------------------------------------------------------------------------------------------------------

Headline PBIT(1)
North America                                                                               262.6            247.8          6.0
United Kingdom                                                                               81.9             71.8         14.1
Continental Europe                                                                          141.2            121.8         15.9
Asia Pacific, Latin America, Africa & Middle East                                           122.0             92.1         32.5
--------------------------------------------------------------------------------------------------------------------------------
                                                                                            607.7            533.5         13.9
================================================================================================================================

  Reported contributions by operating sector were as follows:

                                                                                             2004             2003        +/(-)%
--------------------------------------------------------------------------------------------------------------------------------
                                                                                         (pound)m         (pound)m
Revenue
Advertising and Media investment management2                                              1,985.3          1,911.2          3.9
Information, insight and consultancy                                                        744.8            703.6          5.9
Public relations and public affairs2                                                        445.2            450.9         (1.3)
Branding and identity, Healthcare and Specialist communications                           1,124.2          1,040.3          8.1
--------------------------------------------------------------------------------------------------------------------------------
                                                                                          4,299.5          4,106.0          4.7
--------------------------------------------------------------------------------------------------------------------------------
Headline PBIT(1)
Advertising and Media investment management(2)                                              319.0            291.7          9.4
Information, insight and consultancy                                                         73.9             50.0         47.8
Public relations and public affairs(2)                                                       62.4             58.8          6.1
Branding and identity, Healthcare and Specialist communications                             152.4            133.0         14.6
--------------------------------------------------------------------------------------------------------------------------------
                                                                                            607.7            533.5         13.9
================================================================================================================================

(1) Headline PBIT: Profit on ordinary activities before interest, taxation, goodwill amortisation and impairment and fixed asset gains and write-downs. The calculation of Headline PBIT is presented in Appendix IV.
(2) In 2004 certain of the Group's public relations and public affairs businesses, which were historically included in Advertising and Media investment management, have been moved to Public relations and public affairs. As a result the comparative figures for both Advertising and Media investment management and Public relations and public affairs have been restated to reflect this change.

                                  WPP GROUP PLC

5.   Profits on disposal of fixed assets

The net profit on disposal of fixed assets comprised:

                                                                                   2004                    2003
---------------------------------------------------------------------------------------------------------------
                                                                               (pound)m                (pound)m
Net profit on disposal of investments                                               3.0                       -
---------------------------------------------------------------------------------------------------------------
                                                                                    3.0                       -
===============================================================================================================

In 2004, profits were realised on the disposal of certain minority investments in marketing services companies in North America.

Amounts written off fixed asset investments of (pound)5.0 million in 2004 related to write-downs on a number of non-core minority investments in new media companies and other technology ventures.

These transactions did not have a material effect on the Group's tax charge in 2004.

The Group has released (pound)14.0 million (2003: (pound)12.0 million) to operating profit relating to excess provisions established in respect of acquisitions completed prior to 2003. At the same time, the Group includes within operating costs charges for one-off costs, severance and restructuring charges, including those resulting from integrating acquisitions. For this reason, the Group considers that the combination of the above releases and charges, when taken together, does not materially impact the Group's quality of earnings.

6.   Taxation

The Group tax rate on headline PBT(1) is 25.7% (2003: 25.8%). The tax charge comprises:

                                                                                   2004                    2003
---------------------------------------------------------------------------------------------------------------
                                                                               (pound)m                (pound)m
Total current tax                                                                132.0                   116.2
Total deferred tax                                                                (9.7)                   (8.7)
Share of associates tax                                                           17.9                    14.6
---------------------------------------------------------------------------------------------------------------
Total tax on profits                                                             140.2                   122.1
===============================================================================================================

(1) Headline PBT: Profit on ordinary activities before taxation, goodwill amortisation and impairment and fixed asset gains and write-downs and net interest charges on defined benefit pension schemes. The calculation of Headline PBT is presented in Appendix IV.

                                  WPP GROUP PLC

7.   Ordinary dividends

The Board has recommended a final dividend of 5.28p (2003: 4.40p) per ordinary share. In addition to the interim dividend paid of 2.50p (2003: 2.08p) per ordinary share, this makes a total for the year of 7.78p (2003: 6.48p) per ordinary share. The final dividend is expected to be paid on 4 July 2005 to share owners on the register at 3 June 2005.

                                                                        2004            2003
--------------------------------------------------------------------------------------------
Ordinary dividend per share -
interim                                                                2.50p           2.08p
final                                                                  5.28p           4.40p
--------------------------------------------------------------------------------------------
                                                                       7.78p           6.48p
--------------------------------------------------------------------------------------------
Ordinary dividend per ADR(1) -
interim                                                           22.9(cent)      17.0(cent)
final                                                             48.4(cent)      36.0(cent)
--------------------------------------------------------------------------------------------
                                                                  71.3(cent)      53.0(cent)
============================================================================================

(1) These figures have been translated for convenience purposes only, using the profit and loss exchange rates shown in note 3. This translation should not be construed as a representation that the pound sterling amounts actually represent, or could be converted into, US dollars at the rates indicated.

8.Earnings per share

Basic and diluted earnings per share have been calculated in accordance with FRS14 "Earnings per Share".

Headline basic earnings per share have been calculated using earnings of (pound)292.3 million (2003: (pound)208.4 million), and adjusted for goodwill amortisation and impairment, fixed asset gains and write-downs and net interest charges on defined benefit pension schemes of (pound)90 million (2003:
(pound)123.5 million). The weighted average number of shares in issue used was 1,136,132,685 shares (2003: 1,115,319,576 shares).

Headline diluted earnings per share have been calculated using earnings of (pound)304.5 million (2003: (pound)208.4 million) and adjusted for goodwill amortisation and impairment, fixed asset gains and write-downs and net interest charges on defined benefit pension schemes of (pound)90 million (2003:
(pound)123.5 million). The weighted average number of shares in issue used was 1,219,588,084 shares (2003: 1,145,014,508 shares). This takes into account potentially issuable ordinary shares arising from the exercise of employee share options, certain incentive schemes and convertible debt where these are expected to dilute earnings. For the year ended 31 December 2004, both the $287.5 million convertible loan note and the (pound)450 million convertible bond were dilutive and earnings were consequently adjusted by (pound)12.2 million. For the year ended 31 December 2003, both the $287.5 million convertible loan note and the (pound)450 million convertible bond were accretive to earnings and therefore excluded from the calculation.

Standard basic earnings per share have been calculated using earnings of (pound)292.3 million (2003: (pound)208.4 million) and weighted average shares in issue during the period of 1,136,132,685 shares (2003:1,115,319,576 shares).

                                  WPP GROUP PLC

8.Earnings per share (continued)

Standard diluted earnings per share have been calculated using earnings of (pound)304.5 million (2003: (pound)208.4 million). The weighted average number of shares used was 1,219,588,084 shares (December 2003: 1,145,014,508 shares). This takes into account potentially issuable ordinary shares arising from the exercise of employee share options, certain incentive schemes and convertible debt where these are expected to dilute earnings. For the year ended 31 December 2004, both the $287.5 million convertible loan note and the (pound)450 million convertible bond were dilutive and earnings were consequently adjusted by (pound)12.2 million. For the year ended 31 December 2003, both the $287.5 million convertible loan note and the (pound)450 million convertible bond were accretive to earnings and therefore excluded from the calculation.

At 31 December 2004 there were 1,185,338,038 ordinary shares in issue.

Basic and diluted earnings per ADR have been calculated below using the same method as earnings per share, multiplied by a factor of 5.

                                                                                                         Constant
                                                                                                       Currency(3)
Earnings per ADR                                              2004            2003        +/(-)%           +/(-)%
------------------------------------------------------------------------------------------------------------------
Headline earnings per ADR (1), (2)
Basic earning per ADR                                        $3.08           $2.43          26.7             21.8
Diluted earnings per ADR                                     $2.96           $2.37          24.9             20.2
------------------------------------------------------------------------------------------------------------------
Standard earnings per ADR (1)
Basic earnings per ADR                                       $2.35           $1.53          53.6             54.3
Diluted earnings per ADR                                     $2.29           $1.49          53.7             53.7
==================================================================================================================

(1) These figures have been translated for convenience purposes only, using the profit and loss exchange rates shown in note 3. This translation should not be construed as a representation that the pound sterling amounts actually represent, or could be converted into, US dollars at the rates indicated.
(2) Headline earnings per ADR excludes goodwill amortisation and impairment, fixed asset gains and write-downs and net interest charges on defined benefit pension schemes.
(3)  Constant currency is defined in Appendix IV.

                                  WPP GROUP PLC

9.Analysis of non-operating cash flows

The following tables analyse the items included within the main cash flow headings on page 14:

                                                                                                             2003
                                                                                   2004                Restated(1)
                                                                               (pound)m                  (pound)m
------------------------------------------------------------------------------------------------------------------
Capital expenditure and financial investment
Purchase of tangible fixed assets                                                (95.6)                     (93.9)
Proceeds from sale of tangible assets                                              9.3                        8.7
------------------------------------------------------------------------------------------------------------------
                                                                                 (86.3)                     (85.2)
------------------------------------------------------------------------------------------------------------------
Acquisition and disposals
Cash consideration for acquisition of Cordiant                                       -                     (207.9)
Proceeds from disposal of interest in Zenith Optimedia Group                         -                       75.0
Net cash acquired - Cordiant                                                         -                       37.8
Initial cash consideration for other acquisitions                                (97.3)                     (70.1)
Earnout payments                                                                 (78.6)                     (56.2)
Loan note redemptions                                                            (26.6)                     (38.7)
Net cash acquired - other acquisitions                                             6.3                        5.3
Purchases of other investments (including associates)                            (22.0)                    (100.7)
Proceeds from disposal of other investments (including associates)                 9.3                       11.0
------------------------------------------------------------------------------------------------------------------
                                                                                (208.9)                    (344.5)
------------------------------------------------------------------------------------------------------------------
Net cash inflow from financing
Proceeds from issue of $650 million 10 year bond                                 358.2                          -
Repayment of (euro)350 million bond                                             (230.5)                         -
Increase in drawings on bank loans                                                 0.9                       25.0
Financing and share issue costs                                                   (5.0)                      (3.4)
Share placement                                                                      -                      100.2
Proceeds from other issue of shares                                               17.9                       18.1
Share cancellations (including brokerage fees)                                   (73.7)                     (20.2)
Purchase of own shares by ESOP Trusts                                            (15.0)                      (2.9)
------------------------------------------------------------------------------------------------------------------
                                                                                  52.8                      116.8
==================================================================================================================

(1)  Restated on implementation of UITF 38 (Accounting for ESOP Trusts).

                                  WPP GROUP PLC

10.  Net debt

                                                                                   2004                    2003
----------------------------------------------------------------------------------------------------------------
                                                                               (pound)m                (pound)m
Cash at bank and in hand                                                       1,372.0                  1,018.1
Current asset investments                                                        244.0                    401.8
Bank loans and overdrafts due within one year (note 13)                         (597.8)                  (552.4)
Corporate bond and loans due after one year (note 14)                         (1,318.6)                (1,229.0)
----------------------------------------------------------------------------------------------------------------
Net debt                                                                        (300.4)                  (361.5)
================================================================================================================

During the year, the Group completed the issue of $650 million of 5.875% coupon bonds due June 2014. Proceeds from the issue were used to assist in the repayment of the (euro)350 million bond in June 2004 and the Young & Rubicam convertible bond in January 2005.

Current asset investments represents cash on deposit with a maturity of greater than 24 hours.

There are no investor put options on any outstanding debt instruments.

11.  Goodwill and acquisitions

During the year, the Group charged (pound)42.5 million (2003: (pound)33.0 million) of goodwill amortisation and (pound)36.0 million (2003: (pound)79.0 million) of goodwill impairment to the profit and loss account, a total of (pound)78.5 million (2003: (pound)112.0 million).

The impairment charge relates to a number of under-performing businesses in the Public relations and public affairs, Information, insight and consultancy, and Branding and identity, Healthcare and Specialist communications sectors. The impact of the current economic climate on these businesses is sufficiently severe to indicate an impairment to the carrying value of goodwill.

The directors continue to assess the useful life of goodwill arising on acquisitions. Goodwill of (pound)649.8 million is subject to amortisation over periods of between 10 and 20 years.

Goodwill in relation to subsidiary undertakings increased by (pound)135.4 million in the year. Other than amortisation and impairment this includes both goodwill arising on acquisitions completed in the year and also adjustments to goodwill relating to acquisitions completed in prior years. Goodwill in relation to associate undertakings increased by (pound)15.7 million in the year.

Acquisitions of subsidiary and associated undertakings contributed revenue of (pound)63.6 million, operating profit of (pound)12.9 million and profit on ordinary activities before interest, taxation, fixed asset gains and write-downs of (pound)18.9 million.

Future anticipated payments to vendors in respect of both deferred and earnout obligations totalled (pound)298.6 million (year ended 31 December 2003:
(pound)215.7 million). Earnouts are based on the directors' best estimates of future obligations, which are dependent on the future performance of the interests acquired and assume the operating companies improve profits in line with directors' estimates.

                                  WPP GROUP PLC

12.  Debtors

The following are included in debtors:

                                                                                   2004                    2003
----------------------------------------------------------------------------------------------------------------
                                                                               (pound)m                (pound)m
Trade debtors outside working capital facility                                  2,058.5                  1,883.4
Prepayments and accrued income                                                    188.4                    159.5
Deferred tax                                                                       76.6                     70.0
Other debtors                                                                     354.1                    281.6
----------------------------------------------------------------------------------------------------------------
                                                                                2,677.6                  2,394.5
================================================================================================================

The deferred tax asset is regarded as recoverable since, based on all available evidence, including forecasts of profit, it is more likely than not there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

13.  Creditors: amounts falling due within one year

The following are included in creditors falling due within one year:

                                                                                   2004                    2003
                                                                                                     Restated(1)
----------------------------------------------------------------------------------------------------------------
                                                                               (pound)m                (pound)m
Bank loans and overdrafts                                                         597.8                   552.4
Trade creditors                                                                 2,885.3                 2,733.3
Corporate income tax payable                                                       53.1                    29.5
Dividend proposed                                                                  62.6                    52.2
Deferred income                                                                   405.8                   391.9
Payments due to vendors                                                           146.6                    81.6
Loan notes due to vendors                                                           7.2                    13.9
Other creditors and accruals                                                    1,061.6                 1,047.2
----------------------------------------------------------------------------------------------------------------
                                                                                5,220.0                 4,902.0
================================================================================================================

(1)  Restated on implementation of UITF 38 (Accounting for ESOP Trusts).

Overdraft   balances  included  within  bank  loans  and  overdrafts  amount  to
(pound)333.0 million (31 December 2003: (pound)302.1 million).

14.  Creditors: amounts falling due after more than one year

The following are included in creditors falling due after more than one year:

                                                                                   2004                    2003
----------------------------------------------------------------------------------------------------------------
                                                                               (pound)m                (pound)m
Corporate and convertible bonds and bank loans                                  1,318.6                 1,229.0
Corporate income tax payable                                                      290.6                   268.7
Payments due to vendors                                                           152.0                   134.1
Other creditors and accruals                                                       91.4                    59.3
----------------------------------------------------------------------------------------------------------------
                                                                                1,852.6                 1,691.1
================================================================================================================

                                  WPP GROUP PLC

14.  Creditors: amounts falling due after more than one year (continued)

The following table sets out payments due to vendors, comprising deferred consideration and the directors' best estimates of future earnout payments:

                                                                                   2004                    2003
----------------------------------------------------------------------------------------------------------------
                                                                               (pound)m                (pound)m
Within one year                                                                   146.6                    81.6
Between 1 and 2 years                                                              65.0                    60.9
Between 2 and 3 years                                                              61.0                    32.4
Between 3 and 4 years                                                               3.4                    37.0
Between 4 and 5 years                                                              21.4                     3.8
Over 5 years                                                                        1.2                       -
----------------------------------------------------------------------------------------------------------------
                                                                                  298.6                   215.7
================================================================================================================

The corporate and convertible bonds, bank loans and overdrafts included within short and long term creditors fall due for repayment as follows:


                                                                                   2004                    2003
----------------------------------------------------------------------------------------------------------------
Within one year                                                                   597.8                   552.4
Between 1 and 2 years                                                               2.5                   273.1
Between 2 and 3 years                                                             453.3                       -
Between 3 and 4 years                                                             510.9                   443.4
Between 4 and 5 years                                                                 -                   512.5
Over 5 years                                                                      351.9                       -
----------------------------------------------------------------------------------------------------------------
                                                                                1,916.4                 1,781.4
================================================================================================================

15.  Contingent liabilities in respect of option agreements

WPP has entered into agreements with certain share owners of partially owned subsidiaries and associate companies to acquire additional equity interests. These agreements typically contain options requiring WPP to purchase their shares at specified times up to 2009 on the basis of average earnings both before and after the exercise of the option.

All arrangements contain clauses that cap the maximum amount payable by WPP. The table below shows the illustrative amounts that would be payable by WPP in respect of these options, on the basis of the relevant companies' current financial performance, if all the options had been exercised at 31 December 2004.


                                                                   Currently       Not Currently
                                                                 Exercisable         Exercisable            Total
-----------------------------------------------------------------------------------------------------------------
                                                                    (pound)m            (pound)m         (pound)m
Subsidiaries                                                            10.1                32.5             42.6
Associates                                                               2.7                 6.6              9.3
-----------------------------------------------------------------------------------------------------------------
Total                                                                   12.8                39.1             51.9
=================================================================================================================

                                  WPP GROUP PLC

16.  Reconciliation of movements in consolidated share owners' funds

                                                                                   2004                    2003
                                                                                                     Restated(1)
----------------------------------------------------------------------------------------------------------------
                                                                               (pound)m                (pound)m
Profit for the year                                                               292.3                   208.4
Ordinary dividends payable                                                        (92.0)                  (76.8)
----------------------------------------------------------------------------------------------------------------
                                                                                  200.3                   131.6
Exchange adjustments on foreign currency net investments                           52.1                    74.8
Ordinary shares issued in respect of acquisitions                                     -                    16.9
Share placement                                                                       -                   100.2
Share issue costs and brokerage fees charged to share premium account or
reserves                                                                           (0.8)                   (2.8)
Other share issues                                                                 32.8                    18.1
Share cancellations                                                               (73.6)                  (20.2)
Adjustment to pre-1998 goodwill written off to reserves                             3.2                     1.3
Actuarial (loss)/gain on defined benefit schemes                                  (18.2)                   14.0
Deferred tax on defined benefit pension schemes                                     3.3                    10.0
Net disposals of own shares by ESOP Trusts                                         15.0                     4.4
Transfer of shares to be issued and merger reserves to goodwill                   (67.3)                      -
----------------------------------------------------------------------------------------------------------------
Net additions to equity share owners' funds                                       146.8                   348.3
Opening equity share owners' funds                                              3,767.7                 3,419.4
----------------------------------------------------------------------------------------------------------------
Closing equity share owners' funds                                              3,914.5                 3,767.7
================================================================================================================

(1)  Restated on implementation of UITF 38 (Accounting for ESOP Trusts).

Appendix II

                                  WPP GROUP PLC

          Unaudited preliminary consolidated profit & loss account for the year ended 31 December 2004 Presented in Euros
                         for illustrative purposes only3


                                                                                  2004             2003
---------------------------------------------------------------------------------------------------------
                                                                               (euro)m          (euro)m
Turnover (gross billings)                                                    28,885.5          26,907.8
Costs of sales                                                              (22,548.5)        (20,974.6)
---------------------------------------------------------------------------------------------------------
Revenue                                                                       6,337.0           5,933.2

Direct Costs                                                                   (331.8)           (342.6)
---------------------------------------------------------------------------------------------------------
Gross Profit                                                                  6,005.2           5,590.6

---------------------------------------------------------------------------------------------------------
Operating costs excluding goodwill amortisation and impairment               (5,180.5)         (4,878.2)
Goodwill amortisation and impairment - subsidiaries                            (110.5)           (112.3)
---------------------------------------------------------------------------------------------------------
Operating costs                                                              (5,291.0)         (4,990.5)
---------------------------------------------------------------------------------------------------------

Operating profit                                                                714.2             600.1
Income from associates                                                           70.9              58.5
Goodwill amortisation and impairment - associates                                (5.1)            (49.5)
---------------------------------------------------------------------------------------------------------
Profit on ordinary  activities  before interest,  taxation and fixed
asset gains and write-downs                                                     780.0             609.1

Profits on disposal of fixed assets                                               4.4                 -
Amounts written off fixed asset investments                                      (7.4)                -
---------------------------------------------------------------------------------------------------------
Net interest payable and similar charges on net borrowings                      (90.2)            (86.9)
Net interest charges on defined benefit pension schemes                         (14.0)            (16.6)
---------------------------------------------------------------------------------------------------------
Net interest payable and similar charges                                       (104.2)           (103.5)
---------------------------------------------------------------------------------------------------------
Profit on ordinary activities before taxation                                   672.8             505.6

Taxation on profit on ordinary activities                                      (206.6)           (176.4)
---------------------------------------------------------------------------------------------------------
Profit on ordinary activities after taxation                                    466.2             329.2

Minority interests                                                              (35.4)            (28.0)
---------------------------------------------------------------------------------------------------------
Profit attributable to ordinary share owners                                    430.8             301.2

Ordinary dividends                                                             (135.6)           (111.0)
---------------------------------------------------------------------------------------------------------
Retained profit for the year                                                    295.2             190.2
---------------------------------------------------------------------------------------------------------

Headline PBIT (1)                                                               895.6             770.9
Headline PBIT (1) margin                                                         14.1%             13.0%
Headline PBT (1)                                                                805.4             684.1
---------------------------------------------------------------------------------------------------------

Headline earnings per share (2)
Basic earnings per ordinary share                                           49.5(cent)        43.1(cent)
Diluted earnings per ordinary share                                         47.6(cent)        41.9(cent)

---------------------------------------------------------------------------------------------------------

Standard earnings per share
Basic earnings per ordinary share                                           37.9(cent)        27.0(cent)
Diluted earnings per ordinary share                                         36.8(cent)        26.3(cent)
=========================================================================================================

(1) Headline PBIT: Profit on ordinary activities before interest, taxation, goodwill amortisation and impairment and fixed asset gains and write-downs. Headline PBT: Profit on ordinary activities before taxation, goodwill amortisation and impairment, fixed asset gains and write-downs and net interest charges on defined benefit pension schemes. The calculations of Headline PBIT and Headline PBT are presented in Appendix IV.
(2) Headline earnings per ordinary share exclude goodwill amortisation and impairment, fixed asset gains and write-downs and net interest charges on defined benefit pension schemes.
(3) These figures have been translated for convenience purposes only, using the profit and loss exchange rate shown in Note 3 of Appendix I.

                                  WPP GROUP PLC

     Unaudited preliminary consolidated balance sheet as at 31 December 2004
               Presented in Euros for illustrative purposes only1


                                                                                   2004                    2003
                                                                                                     Restated(1)
----------------------------------------------------------------------------------------------------------------
                                                                                (euro)m                 (euro)m
Fixed assets
Intangible assets:
      Corporate brands                                                          1,342.6                 1,348.8
      Goodwill                                                                  6,848.4                 6,687.7
Tangible assets                                                                   471.8                   489.3
Investments                                                                       550.2                   541.6
----------------------------------------------------------------------------------------------------------------
                                                                                9,213.0                 9,067.4
Current assets
Stocks and work in progress                                                       311.8                   382.8
Debtors                                                                         3,784.3                 3,399.7
Trade debtors within working capital facility:
      Gross debts                                                                 771.2                   720.5
      Non-returnable proceeds                                                    (368.9)                 (398.1)
                                                                                --------               ---------
                                                                                  402.3                   322.4
Current asset investments (short-term bank and escrow deposits)                   344.8                   570.5
Cash at bank and in hand                                                        1,939.1                 1,445.5
----------------------------------------------------------------------------------------------------------------
                                                                                6,782.3                 6,120.9
Creditors:  amounts falling due within one year                                (7,377.4)               (6,959.9)
----------------------------------------------------------------------------------------------------------------
Net current liabilities                                                          (595.1)                 (839.0)
----------------------------------------------------------------------------------------------------------------
Total assets less current liabilities                                           8,617.9                 8,228.4
Creditors: amounts falling due after more than one year
(including convertible bonds)                                                  (2,618.3)               (2,401.0)
Provisions for liabilities and charges                                           (129.0)                 (141.6)
----------------------------------------------------------------------------------------------------------------
Net assets excluding pension provision                                          5,870.6                 5,685.8
Pension provision                                                                (265.4)                 (268.2)
----------------------------------------------------------------------------------------------------------------
Net assets including pension provision                                          5,605.2                 5,417.6
----------------------------------------------------------------------------------------------------------------

Capital and reserves
Called up share capital                                                           167.5                   168.5
Share premium account                                                           1,416.4                 1,356.3
Shares to be issued                                                                70.5                   184.6
Merger reserve                                                                  4,127.7                 4,147.2
Other reserves                                                                   (177.4)                 (254.0)
Own shares3                                                                      (392.5)                 (437.0)
Profit and loss account                                                           320.1                   183.7
----------------------------------------------------------------------------------------------------------------
Equity share owners' funds                                                      5,532.3                 5,349.3
Minority interests                                                                 72.9                    68.3
----------------------------------------------------------------------------------------------------------------
Total capital employed                                                          5,605.2                 5,417.6
================================================================================================================

(1) These figures have been translated for convenience purposes only, using the balance sheet exchange rate shown in Note 3 of Appendix I.
(2)  Restated on implementation of UITF 38 (Accounting for ESOP Trusts).
(3)  Investments in own shares held by the ESOP Trusts.

Appendix III
                                  WPP GROUP PLC

        To present the impact of FRS 20 (IFRS 2) Share-based Payment, for illustrative purposes only Unaudited preliminary pro forma consolidated profit and loss account for the year ended 31 December 2004


                                                                                  2004                  2003
------------------------------------------------------------------------------------------------------------
                                                                              (pound)m              (pound)m
Turnover (gross billings)                                                     19,598.0             18,621.3
Cost of sales                                                                (15,298.5)           (14,515.3)
------------------------------------------------------------------------------------------------------------
Revenue                                                                        4,299.5              4,106.0

Direct costs                                                                    (225.1)              (237.1)
------------------------------------------------------------------------------------------------------------
Gross Profit                                                                   4,074.4              3,868.9

------------------------------------------------------------------------------------------------------------
Operating costs excluding goodwill amortisation and impairment                (3,514.8)            (3,375.9)
Impact of FRS 20 Share-based Payment                                             (28.9)               (29.3)
Goodwill amortisation and impairment - subsidiaries                              (75.0)               (77.7)
------------------------------------------------------------------------------------------------------------
Operating costs                                                               (3,618.7)            (3,482.9)
------------------------------------------------------------------------------------------------------------

Operating profit                                                                 455.7                386.0
Income from associates                                                            48.1                 40.5
Goodwill amortisation and impairment - associates                                 (3.5)               (34.3)
------------------------------------------------------------------------------------------------------------
Profit on ordinary  activities  before interest,  taxation and fixed
asset gains and write-downs                                                      500.3                392.2

Profits on disposal of fixed assets                                                3.0                    -
Amounts written off fixed asset investments                                       (5.0)                   -
------------------------------------------------------------------------------------------------------------
Net interest payable and similar charges on net borrowings                       (61.2)               (60.1)
Net interest charges on defined benefit pension schemes                           (9.5)               (11.5)
------------------------------------------------------------------------------------------------------------
Net interest payable and similar charges                                         (70.7)               (71.6)
------------------------------------------------------------------------------------------------------------
Profit on ordinary activities before taxation                                    427.6                320.6

Taxation on profit on ordinary activities                                       (138.2)              (120.5)
------------------------------------------------------------------------------------------------------------
Profit on ordinary activities after taxation                                     289.4                200.1

Minority interests                                                               (24.0)               (19.4)
------------------------------------------------------------------------------------------------------------
Profit attributable to ordinary share owners                                     265.4                180.7

Ordinary dividends                                                               (92.0)               (76.8)
------------------------------------------------------------------------------------------------------------
Retained profit for the year                                                     173.4                103.9
------------------------------------------------------------------------------------------------------------
Headline PBIT (1)                                                                578.8                504.2
Headline PBIT (1) margin                                                          13.5%                12.3%
Headline PBT (1)                                                                 517.6                444.1
------------------------------------------------------------------------------------------------------------
Headline earnings per share (2)
Basic earnings per ordinary share                                                 31.3p                27.3p
Diluted earnings per ordinary share                                               30.1p                26.6p
------------------------------------------------------------------------------------------------------------
Standard earnings per share
Basic earnings per ordinary share                                                 23.4p                16.2p
Diluted earnings per ordinary share                                               22.8p                15.8p
------------------------------------------------------------------------------------------------------------
Headline earnings per ADR (2), (3)
Basic earnings per ADR                                                           $2.87                $2.23
Diluted earnings per ADR                                                         $2.76                $2.18
------------------------------------------------------------------------------------------------------------
Standard earnings per ADR (3)
Basic earnings per ADR                                                           $2.14                $1.32
Diluted earnings per ADR                                                         $2.09                $1.29
============================================================================================================

(1) Headline PBIT: Profit on ordinary activities before interest, taxation, goodwill amortisation and impairment, fixed asset gains and write-downs. Headline PBT: Profit on ordinary activities before taxation, goodwill amortisation and impairment, fixed asset gains and write-downs and net interest charges on defined benefit pension schemes.
(2) Headline earnings per ordinary share and ADR excludes goodwill amortisation and impairment, fixed asset gains and write-downs and net interest charges on defined benefit pension schemes.
(3) These figures have been translated for convenience purposes only, using the profit and loss exchange rates shown in Note 3 of Appendix I.

                                  WPP GROUP PLC

FRS 20 (IFRS 2) Share-based Payment - illustrative charge

WPP will be required to charge the fair value of stock-based compensation (including share options) to its income statement from 2005. Appendix III includes an unaudited pro forma consolidated profit and loss account to illustrate the impact of this change, which arises from the implementation of FRS 20 (IFRS 2) Share-based Payment.

The resulting charge has been derived from a Black Scholes valuation model and applying it to relevant share incentive schemes on a fully retrospective basis, so the 2004 charge arises from grants in 2004 and prior years, fully expensed over the appropriate vesting period. The impact of these changes on Headline PBIT margin for 2004 would be to reduce it by 0.6 margin points (2003: 0.7 margin points).

Appendix IV

                                  WPP GROUP PLC

        Reconciliation of profit on ordinary activities before interest, taxation and fixed asset gains and write-downs to PBIT for the year ended 31 December 2004

                                                                                  2004                  2003
------------------------------------------------------------------------------------------------------------
                                                                              (pound)m              (pound)m
Profit on ordinary activities before interest, taxation and fixed
asset gains and write-downs                                                      529.2                 421.5

Goodwill amortisation and impairment                                              78.5                 112.0

------------------------------------------------------------------------------------------------------------
Headline PBIT                                                                    607.7                 533.5
------------------------------------------------------------------------------------------------------------

Net interest payable and similar charges                                          70.7                  71.6

------------------------------------------------------------------------------------------------------------
Interest cover on Headline PBIT                                             8.6 times              7.5 times
============================================================================================================


                                                                                  2004                  2003
------------------------------------------------------------------------------------------------------------
                                                                              (pound)m              (pound)m
Interest cover (excluding FRS 17 interest) on Headline PBIT

Headline PBIT                                                                    607.7                 533.5

Net interest payable and similar charges on net borrowings                        61.2                  60.1

------------------------------------------------------------------------------------------------------------
Interest cover (excluding FRS 17 interest) on Headline PBIT                  9.9 times             8.9 times
============================================================================================================


         Reconciliation of profit on ordinary activities before taxation to PBT and headline earnings for the year ended 31 December 2004

                                                                                    2004                     2003
------------------------------------------------------------------------------------------------------------------
                                                                                 (pound)m                 (pound)m

Profit on ordinary activities before taxation                                       456.5                    349.9

Goodwill amortisation and impairment                                                 78.5                    112.0
Profits on disposal of fixed assets                                                  (3.0)                       -
Amounts written off fixed asset investments                                           5.0                        -
Net interest charges on defined benefit pension schemes                               9.5                     11.5

------------------------------------------------------------------------------------------------------------------
Headline PBT                                                                        546.5                    473.4

Taxation on profit on ordinary activities                                          (140.2)                  (122.1)
Minority interests                                                                  (24.0)                   (19.4)

------------------------------------------------------------------------------------------------------------------
Headline earnings                                                                   382.3                    331.9
------------------------------------------------------------------------------------------------------------------

Ordinary dividends                                                                   92.0                     76.8

------------------------------------------------------------------------------------------------------------------
Dividend cover on headline earnings                                              4.2 times             4.3 times
------------------------------------------------------------------------------------------------------------------

                                  WPP GROUP PLC

                            Segmental margin analysis


Reported margins by geographical area were as follows:

                                                                        Headline
                                                        Revenue           PBIT(1)       Margin (%)
--------------------------------------------------------------------------------------------------
                                                       (pound)m         (pound)m
North America                                           1,651.9            262.6           15.9
United Kingdom                                            728.5             81.9           11.2
Continental Europe                                      1,134.8            141.2           12.4
Asia Pacific, Latin America, Africa & Middle East         784.3            122.0           15.6
--------------------------------------------------------------------------------------------------
                                                        4,299.5            607.7           14.1
==================================================================================================


Reported margins by operating sector were as follows:

                                                                                Headline
                                                                Revenue           PBIT(1)       Margin (%)
----------------------------------------------------------------------------------------------------------
                                                                (pound)m        (pound)m
Advertising and Media investment management                      1,985.3            319.0           16.1
Information, insight and consultancy                               744.8             73.9            9.9
Public relations and public affairs                                445.2             62.4           14.0
Branding and identity, Healthcare and Specialist communications  1,124.2            152.4           13.6
----------------------------------------------------------------------------------------------------------
                                                                 4,299.5            607.7           14.1
==========================================================================================================

Reported margins before and after income from associates were as follows:

                                        Margin (%)              2004            Margin (%)              2003
------------------------------------------------------------------------------------------------------------
                                                            (pound)m                                (pound)m

Revenue                                                      4,299.5                                 4,106.0
Headline PBIT                             14.1                 607.7              13.0                 533.5
------------------------------------------------------------------------------------------------------------
Income from associates                                          48.1                                    40.5
------------------------------------------------------------------------------------------------------------
Headline PBIT excluding income from       13.0                 559.6              12.0                 493.0
associates
============================================================================================================

(1) Headline PBIT: Profit on ordinary activities before interest, taxation, goodwill amortisation and impairment and fixed asset gains and write-downs. The calculation of Headline PBIT is presented above.

                                  WPP GROUP PLC

      Reconciliation of free cash flow for the year ended 31 December 2004

                                                           2004                    2003
----------------------------------------------------------------------------------------
                                                        (pound)m                (pound)m

Net cash inflow from operating activities                  690.0                   942.0
Plus:
Dividends received from associates                          18.5                    15.6
Proceeds from the issue of shares(1)                        17.9                    18.1
Proceeds from sale of tangible fixed assets                  9.3                     8.7
Proceeds from disposal of investments2                       9.3                    11.0
Less:
Movements in working capital and provisions                (27.0)                 (321.5)
Purchase of tangible fixed assets                          (95.6)                  (93.9)
UK and overseas tax paid                                  (101.3)                  (93.6)
Returns on investments and servicing of finance            (73.3)                  (38.3)
------------------------------------------------------------------------------------------
Free Cash Flow                                             447.8                   448.1
==========================================================================================

(1)  Excludes  (pound)100.2  million of proceeds  from share  placement  in June
     2003.
(2) Excludes proceeds from disposal of interest in Zenith Optimedia Group in August 2003.

                                  WPP GROUP PLC
                        GLOSSARY AND BASIS OF PREPARATION

Average net debt

Average net debt is calculated as the average daily net bank borrowings of the Group, derived from the Group's automated banking system. Net debt at a year end is calculated as the sum of the net bank borrowings of the Group, derived from the cash ledgers and accounts in the balance sheet.

Constant currency

The Group uses US dollar-based, constant currency models to measure performance. These are calculated by applying constant exchange rates to local currency reported results for the current and prior year. This gives a US dollar - denominated income statement and balance sheet which exclude any variances attributable to foreign exchange rate movements.

Headline PBIT

Profit on ordinary activities before interest, taxation, goodwill amortisation and impairment and fixed asset gains and write-downs.

Headline PBT

Profit on ordinary activities before taxation, goodwill amortisation and impairment, fixed asset gains and write-downs and net interest charges on defined benefit pension schemes.

Headline earnings

Headline PBT less taxation on profit on ordinary activities and minority interests.

Operating margin

Headline PBIT as a percentage of revenue.

Estimated net new billings

Net new billings represent the estimated annualised impact on billings (turnover) of new business gained from both existing and new clients, net of existing client business lost. The estimated impact is based upon initial assessments of the clients' media budget, which may not necessarily result in actual billings of the same amount.

Pro forma (`like for like')

Pro forma comparisons are calculated as follows: current year actual results on a constant currency basis (which include acquisitions from the relevant date of completion) are compared with prior year actual results, adjusted to include the results of acquisitions for the commensurate period in the prior year. The Group uses the terms `pro forma' and `like for like' interchangeably.